SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of August, 2000


                      Bonso Electronics International Inc.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)


    Flat A-D, 8th Floor, Universal Industrial Centre, 23-25 Shan Mei Street,
                         Fo Tan, Shatin, N.T., Hong Kong
                     --------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

            Form 20-F ___X__                            Form 40-F ______


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                Yes _____                                   No ___X__

BONSO ELECTRONICS INTERNATIONAL INC

                                                                 August 21, 2000

Dear Shareholders:

     Bonso Electronics' achievements in the first quarter of fiscal 2001 are noteworthy for several reasons, including record quarterly sales and earnings, and steps taken to protect and enhance shareholder value such as stock buyback plan and the commencement of trading on NASDAQ of our new warrants.

     For the three months ended June 30, 2000, the company earned $1,186,000, equal to $0.21 cents per share, on revenues of $9, I X 1,000. This compares with net income of $386,000, or $0.12 cents per share, on revenues of $4,340,000 in the same period last year. Earnings per share in the 2000 period reflect a 72 percent increase in adjusted weighted average shares outstanding due to the exercise of warrants in January 2000, and options during the final quarter of the year, which added 2,334,297 additional shares outstanding over the quarter ended June 30, 1999.

     A threefold increase in profits against a doubling of revenues is an excellent measure for starting a new fiscal year and a new chapter in the history of Bonso. Approximately one third of revenues in the first quarter were from wireless communications products that did not exist in our manufacturing portfolio a year ago. Looking ahead, the two-way radio product line and cordless telephones now being manufactured by Bonso in large quantities represent an entry into one of the fastest growing segments of the consumer electronics industry & telecommunications. Meanwhile the electronics manufacturing services
(EMS) industry increased its revenues 22 percent to $27.4 billion in 1999, according to a study reported in the March 2000 issue of Circuit Assembly magazine. This same source stated that the EMS market has grown at an annual rate of at least 20 percent since 1992, and forecasts a 25 percent growth in 2000.

     The gains from contracts to manufacture wireless products have not been at the expense of our traditional production lines. Shipments of electronic scales and health care products remain strong. Wireless product manufacturing is accommodated by factory expansion, charged against last year's income. In a more recent upgrading of facilities, we relocated our corporate offices in July to a building in Hong Kong's Kowloon district where many prominent foreign and domestic businesses make their headquarters. The company purchased the office space for its corporate offices. The new location creates a more efficient operating environment for our office staff and improves convenience to visiting customers.

     Also in July, the Board of Directors authorized expenditures of up to $1 million for open market purchases of Bonso's common stock because the Board believed that shares were undervalued in early July.

 Unit 1106 - 1110, Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong
                    Tel: (852) 2605-5822 FAX: (852) 2691-1724

BONSO ELECTRONICS INTERNATIONAL INC.

     In another noteworthy recent event, Bonso warrants have commenced trading under the symbol BNSOZ on the NASDAQ national listings. The company issued 2,174,403 common stock purchase warrants on January 19, 2000 as a dividend to prior warrant holders. Each two warrants are exercisable to purchase one share of common stock at an exercise price of $17.50 per share. If all warrants are exercised prior to the December 31, 2001 expiration date, proceeds to the company will total $19,026,017.50. The issuance of warrants is management's way of planning for future capital requirements.

     Among the many business process improvements that we are addressing this year is more frequent shareholder communications. We sincerely appreciate your patience and support during this very exciting time of transition and growth.

Best regards, Bonso Electronics' International, Inc.


Anthony So
Chairman, President and Chief Executive Officer

U.S. contact: George O'Leary (949) 760-9611
Attachments: 1. Balance Sheet 2. Income Statement

The statements contained in this letter which are not historical facts are forward looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financial requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the reflect of economic conditions and other uncertainties detailed in the companies filings with the Securities and Exchange Commission.


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

                          BONSO ELECTRONICS INTERNATIONAL INC. AND SUBSIDIARIES
                                       CONSOLIDATED BALANCE SHEET
                                  (Expressed in United States Dollars)

                                                                               2000
                                                                June 30                      March 31
                                                             -------------                -------------
                                                              (unaudited)                   (audited)
ASSETS
Current Assets:
   Cash and cash equivalents                                 $   7,470,070                $   7,959,404
   Restricted cash deposits                                      2,099,685                    2,071,952
   Trade receivables, net                                        3,284,560                    1,661,050
   Inventories, net                                              5,545,411                    6,192,611
   Notes receivable                                                256,060                      525,175
   Income taxes recoverable                                           --                            112
   Deferred income tax assets - current                             31,251                       24,802
   Other receivables, deposits and
      Prepayments                                                  171,909                      235,851
         Total current assets                                  518,858,949                $  18,670,957
Deposits                                                           692,815                      398,147
Deferred income tax assets -- non current                           93,017                      101,570
Net property, plant and equipment                               16,043,121                   14,622,042
                                                             -------------                -------------
Total assets                                                 $  35,687,899                $  33,792,760
                                                             =============                =============

Current liabilities:
  Bank overdrafts                                            $        --                  $        --
   Notes payable                                                 1,163,478                      819,099
   Account payable                                               3,943,959                    3,028,023
   Accrued charges and deposits                                    826,617                      882,839
   Short-term loans                                                   --                        622,229
   Current portion of long-term debt &
      capital lease obligations                                    499,171                      553,467
                                                             -------------                -------------
Total Current Liabilities                                    $   6,433,225                $   5,905,657
Long term debt and capital lease
  Obligations, net of current maturities                           765,956                      864,798

Shareholders' equity:
Common stock par value $0.003 per share
- authorized shares 23,333,334
issued and outstanding shares 5,569,633                             16,639                       17,133
Additional paid in capital                                      21,175,995                   22,325,500
Promissory note receivable from Shareholder                  $        --                     (1,430,000)
Retained earnings                                                7,060,112                    5,873,656
Accumulated other comprehensive income                             235,972                      235,972
                                                             -------------                -------------
                                                             $  28,488,718                $  27,022,261
                                                             -------------                -------------
Total Liabilities & Shareholders' equity                     $  35,687,899                $  33,792,716
                                                             =============                =============



                               BONSO ELECTRONICS INTERNATIONAL INC
                                  CONSOLIDATED INCOME STATEMENT
                                  (In Thousand of U.S. Dollars)
                                           (unaudited)

                                                                         Three months ended
                                                                              June 30
                                                                 2000                         1999
                                                             -------------                -------------
Sales                                                        $       9,181                $       4,340
Cost of Sales                                                       (6,723)                      (2,994)
                                                             -------------                -------------
Gross Profits                                                        2,458                        1,346
Operating Expenses
  Selling Expense                                                      134                           52
  Salaries & related cost                                              590                          495
  Research & development
  Expenses                                                              29                            7
  General & administration expense                                     568                          364
                                                             -------------                -------------
Income from operations                                               1,137                          428
Other income                                                           113                           30
Foreign exchange (losses)/gains                                         39                           (7)
Interest Expenses                                                     (103)                         (65)
                                                             -------------                -------------
Net income                                                           1,186                          386
Per share amounts (in dollars):
earnings per share
  Basic                                                      $        0.21                $        0.12
  Diluted                                                    $        0.21                $        0.12
Weighted average shares Outstanding                              5,569,633                    3,119,159
Incremental shares from assumed
  Exercise of warrants and Stock options                            25,231                      141,408
Adjusted weighted average shares                                 5,594,864                    3,260,567




BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------
Unit 1106-1110, 11/F., Star House                 North America Company Contact:
3 Salisbury Road, Tsimshatsui                                     George O'Leary
Kowloon, Hong Kong                                            1919 Yacht Colinia
Email address : info@bonso.com                       Newport Beach, CA 92660 USA
                                                       Telephone: (949) 760-9611
                                                       Facsimile: (949) 760-9607




                   BONSO ELECTRONICS PURCHASES OFFICE BUILDING
                      TO HOUSE CORPORATE HEADQUARTERS STAFF

     HONG KONG, August 21, 2000 - Bonso Electronics International Inc. today announced completion of its corporate headquarters relocation to a newly purchased office facility closer to the mainstream of Hong Kong's international trade activity.

     The roughly 5,000 square foot office at 3 Salisbury Road, Kowloon, was purchased for approximately $2 million (US) in cash. "The new location is more convenient for international customers to reach, and it provides a future expansion capacity consistent with our expected growth," said Anthony So, Bonso president and CEO.

     Earlier this year, Bonso completed a $6 million expansion to its manufacturing facilities in the People's Republic of China to accommodate major production for scales and telecommunications product. Those contracts contributed to a doubling of revenues and a tripling of net income in the first fiscal quarter ended June 30, 2000.

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

     The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     BONSO ELECTRONICS INTERNATIONAL INC.
                                                (Registrant)



Date: August 30, 2000                By: /s/ Henry F. Schlueter
                                         --------------------------------------
                                         Henry F. Schlueter, Assistant Secretary